October 25, 2005


Mail Stop 4561


Marc Ebersole
Chief Executive Officer
National Parking Systems, Inc.
200 Hanover Park Road
Suite 120
Atlanta, GA 30350

RE:		National Parking Systems, Inc.
      File No. 0-49933
Preliminary Information Statement on Form 14C
		Filed on October 11, 2005

Dear Mr. Ebersole:

      This is to advise you that we are limiting our review of the above information statement to the following matters:

1. Please revise your information statement to briefly state the reasons for the proposed name change set forth in proposal number
1.
See Item 19 to Schedule 14A of the Securities Exchange Act of
1934.

2. Please revise your disclosure to explain the reasons for proposal number 2. In this regard please explain why election and operation of your board of directors has not previously been conducted pursuant to Article III of your bylaws. If your actual intent is to adopt or amend your bylaws, please revise your proposal to indicate this, describe the new bylaw in your information statement and include a copy of the proposed bylaw with your filing.

      We will not conduct any further review of the information
statement.   As such, all persons who are responsible for the
adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, prior to filing your definitive information statement, please furnish a letter, acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3495.


      Sincerely,



Elaine Wolff
Branch Chief


cc:	David Loev Esq. (via facsimile)
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Marc Ebersole
National parking Systems, Inc.
October 25, 2005
Page 2